1021 West Hastings Street

9th floor
Vancouver, BC

V6E 0C3

Austin Gold Projects Update

December 22, 2022

Highlights

  AUST has initiated drilling on the Fourmile Basin project, Nye County, Nevada;
  AUST has received drill permits from the Bureau of Land Management for the Stockade Mountain project, Malheur County, Oregon. Application has been made to the State of Oregon for drilling permits;
  AUST plans to drill Stockade Mountain in early 2023, subject to permitting, weather conditions, and drill rig availability;
  AUST continues to advance drill permitting for its Miller Project, Elko County, Nevada;
  AUST is fully funded for the planned exploration programs discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) provides the following projects update.

The Company has initiated a drilling program on the Fourmile Basin project, Nye County, Nevada. Four to five holes are planned in this program to test for the hypothesized buried source of gold and silver mineralized boulders and float that are concentrated in a 5.5 mi (8.9 km) long zone along the east side of Fourmile Basin. The first hole was completed to a depth of 1,200 ft (366 m) and the second hole to a depth of 1,000 ft (305 m). The campaign has been suspended for the seasonal break and is expected to resume in early 2023.

Austin has received the drill permits from the Bureau of Land Management ("BLM") for the Stockade Mountain project, Malheur County, Oregon. The Company has now applied to the State of Oregon for its required drilling permit. Stockade Mountain is a gold and silver exploration-stage project with a history of significant exploration work, most notably by BHP-Utah, Phelps Dodge and Placer Dome in the 1990s, followed by twenty years of little to no work. Austin's drilling program is designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system.  Historical near-surface drill intercepts include 260 ft (79.2 m) averaging 0.937 g/t Au from 150 - 410 ft (45.7 - 125 m), and numerous other drill holes returned long intercepts of >0.2 g/t Au.

Receipt of the necessary permits is expected within one to two months. Subject to permitting, weather conditions and drill rig availability, Austin plans to drill Stockade Mountain in early 2023. The first phase of drilling will involve drilling up to ten holes over a period of two-to-three months.

Austin continues to advance permitting for planned drilling programs at its Miller Project located at the southern end of the Carlin gold trend in Elko County, Nevada. The Company is also continuing the process of compiling and interpreting data for the Lone Mountain Project, Elko County, Nevada.

Austin Gold Corp. is fully funded for all planned exploration programs, having completed its initial public offering in May 2022.  Furthermore, Austin is actively reviewing other projects that have exceptional discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has four projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, the Miller Project is on the Carlin gold trend in Elko County, and the Fourmile Basin Project is in Nye County, Nevada and situated in Oligocene volcanic rocks that appear to be roughly the same age as those that host the large Round Mountain gold deposit. Collectively, these Nevada properties comprise 136.3 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 27.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Corporate Secretary

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Fourmile Basin project, the Stockade Mountain Property, the Miller Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.